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Exhibit 4.2

DESCRIPTION OF THE REGISTRANT'S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following is a general description of the common stock of Quaker Chemical Corporation  and does not purport to be complete. For a complete description of the terms and provisions of the common stock, refer to the Company's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, each of which is an exhibit incorporated by reference into the Annual Report on Form 10-K of which this exhibit is a part. This summary is qualified in its entirety by reference to these documents.

As used in this Exhibit 4.2 “the Company,” “we,” “us,” or “our” means only Quaker Chemical Corporation and not any of its subsidiaries or associated companies.

Our authorized common stock consists of 30,000,000 shares of common stock, par value $1.00 per share.

Voting

Except as otherwise required by law or provided in any resolution adopted by our Board of Directors (the “Board”) with respect to any series of preferred stock, the holders of the common stock exclusively possess all voting power. Each holder of common stock is entitled to one vote per share on all matters requiring a vote of the shareholders, including the election of directors. We do not have cumulative voting rights. The presence, in person or by proxy, of the shareholders entitled to cast a majority of the votes which all shareholders are entitled to cast on a matter to be voted upon at a meeting of shareholders constitute a quorum, and the acts of such quorum, at a duly organized meeting of shareholders, constitute the acts of all the shareholders.

In an election of directors that is not a contested election, each director will be elected by the vote of the majority of the votes cast with respect to that director. The majority of the votes cast means that the number of votes cast “for” a nominee must exceed the number of votes cast “against” that nominee. In a contested election of directors, the candidates receiving the highest number of votes, up to the number of directors to be elected in such election, will be elected. Shareholders do not have the right to vote against a nominee in a contested election of directors.

Dividends

Subject to any preferential rights of any outstanding series of preferred stock designated by the Board from time to time, the holders of the common stock are entitled to dividends to the extent permitted by law, and upon a voluntary or involuntary liquidation, dissolution, distribution of assets on winding up of the Company are entitled to receive pro rata all of our assets available for distribution to such holders after distribution in full of any preferential amount to be distributed to holders of shares of preferred stock. There are no restrictions that currently limit the Company’s ability to pay dividends.

Rights and Preferences

The common stock has no preemptive or conversion rights or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock. For a description of the provisions of our articles of incorporation and bylaws that could have an effect of delaying, deferring or preventing a change in control of the Company, see the description below under the heading “Possible Antitakeover Effect of Certain Statutory, Charter and Bylaw Provisions.”

The rights, preferences and privileges of the holders of our common stock in general are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future. The Company currently has no preferred stock outstanding.

Fully Paid and Nonassessable

All outstanding shares of the common stock are validly issued, fully paid and nonassessable.

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Possible Antitakeover Effect of Certain Statutory, Charter and Bylaw Provisions

Certain provisions of Pennsylvania law, and of our articles of incorporation and bylaws, may have the effect of delaying, deferring or discouraging another person from acquiring control of our Company, including takeover attempts that might result in a premium over the market price for the shares of common stock and our other securities.

Pennsylvania Business Corporation Law

Subchapter 25F of the Pennsylvania Business Corporation Law of 1988, as amended, or the PBCL, generally prohibits certain business combinations of a registered corporation with an interested shareholder (i.e., a beneficial owner of 20% or more of the voting stock) of such corporation. A “registered corporation” generally is a Pennsylvania corporation that, like our Company, has a class of shares registered under the Exchange Act. The term “business combination” is broadly defined to include most merger, consolidation and similar transactions as well as transfers of substantial amounts of assets. Subchapter 25F places a five-year moratorium on most business combinations between a registered corporation and an interested shareholder or its affiliates and associates. The five-year period begins on the date that the interested shareholder crosses the 20% threshold, known as the “share acquisition date.” Because we have not elected to “opt out” from the application of Subchapter 25F by means of an amendment to our articles of incorporation or bylaws, the provisions of Subchapter 25F would apply to any business combination involving our Company and an interested shareholder.

There are limited exceptions to the five-year moratorium on business combinations with interested shareholders. First, if either the business combination itself, or the applicable interested shareholder’s crossing the 20% threshold, is approved by the corporation’s board prior to the applicable interested shareholder’s share acquisition date, such business combination, or other business combinations with that interested shareholder, would be exempt from the application of Subchapter 25F. In addition, business combinations approved by a majority of the votes of all shareholders other than the interested shareholder, at a meeting held at least three months after the interested shareholder acquires at least 80% of the corporation’s outstanding voting stock, will likewise be exempt if, among other tests, the other shareholders receive in the business combination an aggregate amount of per share consideration equal to at least the highest per share price paid by the interested shareholder over the previous five years, plus a specified amount of interest.

Even following the expiration of the five-year moratorium, a business combination with an interested shareholder must still either be approved by a majority of the shares not held by the interested shareholder, or provide to the other shareholders per share compensation that meets the highest price per share test referred to above.

The PBCL also provides for additional anti-takeover provisions regarding registered corporations relating to:

•	“control transactions,” under which shareholders can require an interested shareholder to buy their shares for “fair value,” as defined in the PBCL;

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“control share acquisitions,” under which interested shareholders lose their voting rights until such rights are restored by, among other requirements, the affirmative vote of a majority of the “disinterested shares,” as defined in the PBCL; and

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“disgorgements,” under which interested shareholders (or persons that announce an intention to become an interested shareholder) can be required to disgorge certain profits from trading in the registered corporation’s stock.

Because we have specifically opted out of these various additional PBCL provisions pursuant to bylaw amendments as provided in the relevant sections of the PBCL, none of these provisions currently would apply to us or to a non-negotiated attempt to acquire control of our Company, although such an attempt would still be subject to the various requirements in our articles of incorporation as described below. Moreover, we can reverse the “opt out” from one or more of these provisions by means of a bylaw amendment adopted by our Board, without shareholder approval, after which the PBCL provisions or provisions for which we reversed the “opt out” would then apply to an attempt to acquire control of our Company.

Under Section 1715 of the PBCL, our directors are not required to regard the interests of the shareholders as being dominant or controlling in considering our best interests. The directors may consider, to the extent they deem appropriate, factors including:

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the effects of any action upon any group affected by such action, including our shareholders, employees, suppliers, customers and creditors, and communities in which we have offices or other establishments,

•	our short-term and long-term interests, including benefits that may accrue to us from our long-term plans and the possibility that these interests may be best served by our continued independence,

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•	the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of us, and

•	all other pertinent factors.

Articles of Incorporation

“Blank Check” Preferred Stock.” Our Board is authorized by our articles of incorporation to designate and issue, without shareholder approval, preferred stock with such terms as our Board may determine. This ability to issue what is commonly referred to as “blank check” preferred stock, or rights to acquire preferred stock, may have the effect of delaying, deferring or preventing a change of control of our Company or an unsolicited acquisition proposal.

Business Combinations with Related Persons. Article 10 of our articles of incorporation (“article 10”) prohibits us from engaging in a “Business Combination” with a “Related Person” unless:

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our “Continuing Directors” by a two-thirds vote have expressly approved the Business Combination either in advance of or subsequent to the acquisition of outstanding shares of our voting stock that caused the Related Person to become a Related Person; or

•	each of the following conditions is satisfied:

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the aggregate amount of the cash and the fair market value, as determined by two-thirds of our Continuing Directors, of the property, securities or other consideration to be received (including, without limitation, the Company common stock or other capital stock of the Company retained by shareholders of the Company other than Related Persons or parties to such Business Combination in the event of a Business Combination in which the Company is the surviving entity) per share of our capital stock in the Business Combination by holders of capital stock, other than the Related Person involved in the Business Combination, is not less than the “Highest Per Share Price” or the “Highest Equivalent Price” paid by the Related Person in acquiring any of its holdings of our capital stock; and

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a proxy or information statement complying with the requirements of the Exchange Act, and the rules and regulations thereunder (or any subsequent provisions replacing such Act, rules or regulations) and with the provisions of article 10 has been mailed to all shareholders of the Company at least 30 days prior to the consummation of the Business Combination (whether or not the proxy or information statement is required to be mailed pursuant to such Act or subsequent provisions).  The proxy or information statement contains at the front thereof, in a prominent place, the position of the Continuing Directors as to the advisability (or inadvisability) of the Business Combination and, if deemed advisable by a majority of the Continuing Directors, the opinion of an investment banking firm selected by the Continuing Directors as to the fairness of the terms of the Business Combination from the point of view of the holders of the outstanding shares of capital stock of the Company other than any Related Person.

For purposes of article 10 the respective meanings of the following terms are as follows:

“Business Combination” means (i) any merger or consolidation of the Company or a subsidiary of the Company into or with a Related Person, in each case irrespective of which corporation or company is the surviving entity; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with a Related Person (in a single transaction or a series of related transactions) of all or a Substantial Part of the assets of the Company (including without limitation any securities of a subsidiary) or of a subsidiary of the Company; (iii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the Company or to or with a subsidiary of the Company (in a single transaction or series of related transactions) of all or a Substantial Part of the assets of a Related Person; (iv) the issuance of any securities of the Company or of a subsidiary of the Company to a Related Person (other than an issuance of securities which is effected on a pro rata basis to all shareholders of the Company); (v) any recapitalization or reclassification of securities (including any reverse stock split) of the Company which would have the effect, directly or indirectly, of increasing the proportionate share of the outstanding Voting Stock of the Company owned by a Related Person; (vi) the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of a Related Person; and (vii) the acquisition by the Company or by a subsidiary of the Company of any securities of a Related Person.

“Related Person” means any individual, corporation, partnership or other person or entity (other than any subsidiary of the Company and other than any profit-sharing, employee stock ownership or other employee benefit plan of the Company or a subsidiary of the Company) which, as of the record date for the determination of shareholders entitled to notice of and to vote on any Business Combination, or immediately prior to the consummation of such transaction, together with its “Affiliates” and “Associates” (as defined in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934 as in effect at the date of the

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adoption of article 10 by the shareholders of the Company (collectively and as so in effect, the “1934 Act”)), are “Beneficial Owners” (as defined in Rule 13d-3 of the 1934 Act) in the aggregate of ten (10%) percent or more of the outstanding shares of Voting Stock of the Company, and any Affiliate or Associate of any such individual, corporation, partnership or other person or entity. Without limitation, any shares of Voting Stock of the Company that any Related Person has the right to acquire at any time (notwithstanding that Rule 13d-3 of the 1934 Act deems such shares to be beneficially owned only if such right may be exercised within 60 days) pursuant to any agreement, or upon exercise of conversion rights, warrants or options, or otherwise, will be deemed to be beneficially owned by the Related Person and to be outstanding for purposes of the definition of the term Related Person.

“Substantial Part” means assets having a fair market value, as determined by two-thirds of the Continuing Directors, of more than twenty (20%) percent of the total consolidated assets of the Company and its subsidiaries taken as a whole, as of the end of its most recent fiscal year ending prior to the time the determination is being made.

“Voting Stock” means all outstanding shares of capital stock of the Company entitled to vote generally in the election of directors and each reference to a proportion of Voting Stock refers to such proportion of the votes entitled to be cast by such shares.

“Continuing Director” means a director who was a member of the board of directors of the Company at the date of the adoption of article 10 by the shareholders of the Company, together with each director who either (i) was a member of the Company’s board of directors immediately prior to the time that the Related Person involved in a Business Combination became the Beneficial Owner of ten (10%) percent of the Voting Stock of the Company, or (ii) was designated (before his or her initial election as director) as a Continuing Director by a majority of the then Continuing Directors.

                Under article 10, a Related Person is deemed to have acquired a share of the Voting Stock of the Company at the time the Related Person became the Beneficial Owner thereof. With respect to the shares owned by Affiliates, Associates or other persons whose ownership is attributed to a Related Person under the foregoing definition of Related Person, if the price paid by such Related Person for such shares is not determinable by the Continuing Directors, the price so paid will be deemed to be the higher of (i) the price paid upon the acquisition thereof by the Affiliate, Associate or other person or (ii) the market price of the shares in question at the time when the Related Person became the Beneficial Owner thereof.

“Highest Per Share Price” and “Highest Equivalent Price,” as used in article 10 mean the following: If there is only one class of capital stock of the Company issued and outstanding, the Highest Per Share Price means the highest price that can be determined to have been paid at any time by the Related Person for any share or shares of that class of capital stock. If there is more than one class of capital stock of the Company issued and outstanding, the Highest Equivalent Price means with respect to each class and series of capital stock of the Company, the amount determined by two-thirds of the Continuing Directors, on whatever basis they believe is appropriate, to be the highest per share price equivalent of the highest price that can be determined to have been paid at any time by the Related Person for any share or shares of any class or series of capital stock of the Company. In determining the Highest Per Share Price and Highest Equivalent Price, appropriate adjustments will be made for recapitalizations and for stock splits, stock dividends and like distributions or transactions, and all purchases by the Related Person will be taken into account regardless of whether the shares were purchased before or after the Related Person became a Related Person. Also, the Highest Per Share Price and the Highest Equivalent Price will include any brokerage commissions, transfer taxes and soliciting dealers’ fees paid by the Related Person with respect to the shares of capital stock of the Company acquired by the Related Person. Article 10 provides that, in the case of any Business Combination with a Related Person, the Continuing Directors should determine the Highest Equivalent Price for each class and series of the capital stock of the Company.

Classified Board of Directors. In accordance with the provisions of our articles of incorporation, our Board is divided into three classes with each class elected to serve for a three-year term and the terms of the classes staggered so that only one class of directors is elected each year. The fact that only one class of our Board’s directors is elected each year could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our Company.

Removal of Directors. Our articles of incorporation provide that a director may be removed with or without cause only by the affirmative vote of the holders of at least eighty (80%) percent of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class.

Super Majority Vote Required to Amend Certain Provisions of the Articles of Incorporation. The Pennsylvania corporate law provides generally that the affirmative vote of a majority of the votes cast by all shareholders entitled to vote is required to amend a corporation’s articles of incorporation, unless the corporation’s articles of incorporation require a greater percentage. Our articles of incorporation provide that any amendment of the provisions of article 8 (relating to our Board, including the division of the Board into three classes), article 9 (relating to special meetings of shareholders) or article 10 (relating to certain transactions with related parties, including mergers, consolidations or sales or other dispositions of all or a substantial part of our assets) requires an affirmative vote of 80% of the votes entitled to be cast on the matter. The 80% shareholder vote would be in addition to any separate class vote that might

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in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any amendment to our articles of incorporation is submitted to shareholders.

Bylaw Provisions

Authority to Fill Board Vacancies. Under our bylaws, any vacancy on our Board, however occurring, including a vacancy resulting from an enlargement of our Board, may be filled by vote of a majority of our directors then in office, even if less than a quorum. The authority of the remaining members of our Board to fill vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our Company.

Calling of Special Meeting. Our bylaws provide that special meetings of the shareholders may only be called by the chairman of the Board, the president or the Board, or by shareholders entitled to cast not less than four-fifths of the votes which all shareholders are entitled to cast at the meeting. The limited ability of our shareholders to call a special meeting of the shareholders may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our Company.

Advance Notice Procedures. Our bylaws establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to the Board. Shareholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the chairman of the Board, the president or the Board or by a shareholder who was a shareholder of record at the time of giving notice, entitled to vote at the meeting, and who has given our secretary timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our Company.

Amendment of the Bylaws. Our bylaws provide that our bylaws may be altered, amended or repealed by the affirmative vote of a majority of our shareholders entitled to vote or a majority of our directors then in office without prior notice to or approval by our shareholders. Accordingly, our Board could take action to amend our bylaws in a manner that could have the effect of delaying, deferring or discouraging another party from acquiring control of the Company.

These and other provisions contained in our articles of incorporation and bylaws could delay or discourage transactions involving an actual or potential change in control of us or our management, including transactions in which shareholders might otherwise receive a premium for their shares over then current prices. Such provisions could also limit the ability of shareholders to remove current management or approve transactions that shareholders may deem to be in their best interests and could adversely affect the price of our common stock.